UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2017

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

February 2017 Up 8.6% Year over Year

Mexico City, March 02, 2017 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for February 2017 increased by 8.6% when compared to February 2016.

This announcement reflects comparisons between February 1 through February 28, 2017 and February 1 through February 29, 2016. Transit and general aviation passengers are excluded. Please note that 2016 figures reflect an extra day of operation (February 29).

Domestic
Airport	February 2016	February 2017	% Change
Cancún	374,396	453,437	21.1%
Cozumel	7,804	7,887	1.1%
Huatulco	34,818	39,842	14.4%
Mérida	120,551	140,776	16.8%
Minatitlán	17,247	15,752	(8.7)%
Oaxaca	49,226	52,240	6.1%
Tapachula	21,618	21,515	(0.5)%
Veracruz	83,043	88,679	6.8%
Villahermosa	82,316	92,027	11.8%
Total Domestic	791,019	912,155	15.3%

International
Airport	February 2016	February 2017	% Change
Cancún	1,294,959	1,358,164	4.9%
Cozumel	45,998	44,848	(2.5)%
Huatulco	24,883	27,555	10.7%
Mérida	11,644	14,987	28.7%
Minatitlán	705	545	(22.7)%
Oaxaca	5,322	5,292	(0.6)%
Tapachula	729	959	31.6%
Veracruz	5,690	4,396	(22.7)%
Villahermosa	3,320	2,508	(24.5)%
Total International	1,393,250	1,459,254	4.7%

ASUR Page 1 of 2

Total
Airport	February 2016	February 2017	% Change
Cancún	1,669,355	1,811,601	8.5%
Cozumel	53,802	52,735	(2.0)%
Huatulco	59,701	67,397	12.9%
Mérida	132,195	155,763	17.8%
Minatitlán	17,952	16,297	(9.2)%
Oaxaca	54,548	57,532	5.5%
Tapachula	22,347	22,474	0.6%
Veracruz	88,733	93,075	4.9%
Villahermosa	85,636	94,535	10.4%
ASUR Total	2,184,269	2,371,409	8.6%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: March 3, 2017